Filed by Nabors Energy Transition Corp. II

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: e2Companies LLC

Commission File No.: 001-41744

In connection with the previously announced business combination between Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”), the following is a transcript of an interview of James Richmond, Founder, Chief Executive Officer and President of e2 conducted on June 24, 2025, with David Choe of UBS, which is being filed herewith as soliciting material.

Transcript of e2Companies Presentation

UBS Energy Transition Conference Call

June 24, 2025

Operator:

Welcome to the UBS Virtual Event. David Choe, you may begin.

David Choe:

Thank you, Operator.

Hi, everyone. Thank you for joining us for the latest installment of the UBS Energy Transition Call series. My name is David Choe. I'm an associate on the UBS Alternative Energy and Environmental Services Team, led by Jon Windham. Today we'll be speaking with e2Companies, which is a vertically integrated virtual utility company that provides on-site power generation, energy storage, and grid optimization services. Joining us from e2Companies today will be James Richmond, the founder, CEO, and President. And before I hand it over to James, I'd just like to go over a few quick items.

The format of today's call will be a brief presentation followed by Q&A. There is a raise your hand function in open exchange. If you would like to ask a question, please raise your hand and unmute your mic when you're selected. Alternatively, feel free to email me questions at david.choe@ubs.com. That's D-A-V-I-D dot C-H-O-E at ubs.com, and I can ask your questions anonymously. Also, a brief disclosure, as UBS research analysts, we are required to provide certain disclosures relating to the nature of our own relationship and that of UBS with any company on which we express views on today's call. These disclosures are available at ubs.com/disclosures. Alternatively, feel free to email me and I can provide them to you after the call.

With that, James, thank you so much for being here and taking the time. Really appreciate it. I'd like to hand the floor over to you.

James Richmond:

Thanks, David. Well, just to give you an idea of a little bit about e2Companies. So e2Companies, we started the company in 2009, and we originally started in the business of emissions. So we were developing products associated with cleaning up diesel engines. The nature of that business was really geared towards distributed generation. There were a lot of assets in the marketplace. We call them backup generators, and a backup generator has a designation for emergency. So participation in demand response required retrofitting with emissions equipment so that you could participate in grid programs and get paid for those assets to run in times of stress on the grid. Much like we had yesterday. Yesterday was one of the highest peaks ever recorded in the US due to the extreme heat in the Midwest and the New England areas to the tune of, I think PJM was 8,000 megawatts higher than their normal piece.

So that program really put us into, really focused on distributed generation or distributed energy resources, DG, DER, DR. They are all really the same thing, but us retrofitting these engines put us in the customer contacts with very large utilities. The large utilities as we went down this space said, "Hey, these interconnection agreements and requirements and pricing in the market really need to be addressed. Do you guys have any intention of addressing some of these needs in the marketplace associated with the age of the grid?" So that us put us on a path with our customers of developing a product that we call the Ready. The Ready Product is really built to be a behind-the-meter asset that functions as an energy management system, but more as what we would call a pre-engineered appliance.

So effectively we're putting a large power system out behind the meter that eliminates the need for an interconnection agreement with the utility and has your power source functioning much like the top data centers in the world, mission-critical operations like military bases, really at an affordable commercial industrial rate that is competitive with what you've already been buying in the marketplace with the likes of UPS's diesel backup generators. And all this is done at a price point that in many parts of the US are less than what you would pay the grid for.

So this ready system had to be coupled with a complete set of monitoring and controls that allowed it to function without the need of a customer's interaction. Customers we found really do not know the grid. They don't want to know the grid. They want it to be more like the relationship with their utility, where they just essentially are paying a utility bill every month. So we developed what we call the virtual utility. The Virtual utility is really the eyes and ears and action of the Ready System. So what that creates is really a unit that functions in essentially what the namesake is, a virtual utility. We could do everything behind the meter that the utility does, even emulate the grid within the system. So it does have a couple of batteries, but our batteries are not meant for long-term storage. Our batteries are meant for power, meaning we can take any condition that's going on in your facility and ride through those conditions just like the utility would ride through.

So we can buy from the grid, we can use your generators. We can use wind, solar, you name it, whatever creates an electron we can bring through this system. The whole objective of doing that is to eliminate these two-year processes of interconnection agreements and give the customer the thing they want the most, which is choice. So you say, what is this like? And has this ever been done before? And essentially when you think about what we call Grid 3.0, you need to think about the cell phone industry. And many years ago we had copper line phones and all the phones in almost every home in the US. And today we have literally no copper phones being installed in any home in the US some 40 years later, because of the Telephone Act.

So what this created was a competitive model that allows you to have choice of the hardware that you chose to use as a phone. It allowed you the choice of carrier that you could use, and ultimately it ended up costing you significantly less per minute, which was the driver of phone services in the past as compared to what you were paying. Today, you're paying a fraction of a penny for every minute on a phone. And when cell phones started, it was about 40 cents a minute. So take that back to via grid. Now today you're paying 14 cents on average per kilowatt per hour, but that is broken up into sometimes hour segments or 15-minute segments that can go as high as $9,000 a megawatt hour or $9 a kilowatt.

So this system allows that in automation to take care of all this pricing metric and let you use the most economical, best reliable source available to the customer. All of this is done essentially on the value that you're paying on your utility bill today in these additional charges that are beyond what we would call base power. So the system is essentially a appliance, much like a router you would put in your house or a cell phone that you would buy. And you can reduce your utility spend by 30 to 70% in many parts of the country, spend no less than you would spend on a UPS and a diesel back up generator, and give yourself full independent choice and independence from the grid should the grid have any issues. So that's kind of in a five-minute explanation of really what we do and how we do it.

David Choe:

Okay, excellent. Thanks for that, James. Really quickly I guess, could you talk about the types of assets that you're using? What goes into the procurement and the supply chain considerations there?

James Richmond:

Yeah, so the Ready System is made up of 20 essential components. Of those 20 components, 19 are US-based. One is lithium iron phosphate modules that we get out of China. Those modules we integrate into the system. There's no logic in those. We're simply buying the chemistry. That has been integrated with inverters, battery management systems, switchgear associated with the product. And we're really agnostic to the switchgear, whether it's Eaton, Siemens, ABB, Snyder, doesn't matter to us. We're pretty agnostic for that, and those are really the main components to the system.

David Choe:

Okay, understood. And then, I guess in terms of your revenue model, could you elaborate? Are you getting paid for the projects that you build? The energy generated? Yeah, if you could just touch on that.

James Richmond:

So originally we were headed down the path of being an OEM and selling the product. We were the new kid on the block when this product came out eight years ago. And so we had many customers say, "Hey, we don't have a lot of these in the field. We would just as soon you put your money where your mouth is, you own and operate it, and we'll just pay you a fee."

We called that an energy service agreement. That energy service agreement allowed us to participate in market programs. We actually got between the utility and the customer from a billing perspective. So in some cases we pay the customer's utility bill, add our services on. Whether it's positive or negative because we save money if we're running in programs for the customer. So we went through that. And it's really been a number of different programs, depending on the customer. Some are fixed fee with a rev share, some are, we take the total savings and then there's combinations of all that everywhere in between. So it's really kind of dependent on the marketplace of how an ESA works.

And then the other side of this is an OEM model. We have sold units. The unit comes as a complete system. We do it all the way to what we call an integrated system test, meaning they're installed, commissioned, up and running, and then turned over to the customer in a turnkey purchase. Not that we wouldn't allow someone else to install the system, but what we find is most people, because it's new technology, they still want us involved in the installation of the system. So that's really the two business models that are associated with this. We're running a typical energy infrastructure standards on a gross profit on the hardware side. And on the annuity side, which we call an ESA, We're running in the plus 20% higher kind of range.

David Choe:

Okay, understood. And what's the physical land footprint of some of these units? And I know they may come in different sizes, so if you could give a sense of scale there.

James Richmond:

So three megawatts is about a 20-foot container and they're stackable. So you could stack two 20-foot containers one on top of the other and get six megawatt in them. Our smaller one megawatt unit is, I think it's nine by 15 roughly. So that's really the size and scale, just think of a small container.

The sizing, there's one megawatt, which is from really a one megawatt gas unit. The two three megawatts are really meant to be paired with a turbine, a small turbine, and then you start parsing that out up to 15 megawatt turbines, 25 megawatt turbines. And you're really building these out in what we call a distributive redundant fashion, meaning there's no single point of failure. You can have fail over from one unit to the next. And then we're really agnostic to what creates the electrons. So we size it for turbines because large power is most economical from a feature basis for a customer in a turbine.

The turbines allow us the future ability to burn 100% hydrogen as well. So with the turbine we get the use of natural gas, we get on-site bunkering of diesel or HVO diesel, and then ultimately we can blend all the way to 100% hydrogen in the future. So that's really the footprint and the way we think about why we're buying the way we're buying.

David Choe:

Okay, understood. What's the total cost to build some of your ready solutions?

James Richmond:

So the cost to build is dependent on the customer's what we call uptime requirement or resilience and reliability requirement. If you're at the low end of the spectrum, so let's call it simple commercial, you're probably in the million dollar megawatt range all the way up to the highest uptime rating of a tier four data center, which is five nines of uptime you're going to be in the three to five million per megawatt. So that's really the cost basis.

David Choe:

Okay, understood. And then moving towards what your customer needs are, how do your flexible demand solutions coincide with the uptime requirements of different types of customers that you have?

James Richmond:

So most of the customers that are being driven to our product today or that see the highest value for our product today is the customers who need critical power. So data center is obviously your critical power. Those customers need clean condition power. We did talk about this in the opening, but our system, no matter where you install it, is clean condition power all the time. Meaning just as if you were buying a UPS at a data center, this system provides that built-in to the strategy and the technology. So you no longer need a new UPS with this system, it's replaced with us. And that clean condition power really helps robotics run, it helps servers run. You have a lot of large motors like an industrial application and not only does it help it run with more reliable power, but the clean condition power reduces maintenance by 25 to 35% and increases the life of your assets, typically 25 to 35% as well.

So effectively you're lowering your maintenance costs and increasing the life of your assets by having clean condition power close to where you need the power source. And that's something we talk about a lot. We talk about behind the meter. So we believe grid 3.0 is the way to fix the grid is by focusing on what we call the demand side assets or the behind the meter customers. So behind the meter is something that utilities really by tariff rules are not that interested in supporting, they don't like liability for what happens behind the meter, but it is the best way to fix the problems with the grid today. By adding the assets behind the meter, we actually fix the volatility of the power requirements of the grid. And just a simple example of that is on our residents, right? If you have a residential home, you typically have a 200 amp to 400 amp service typically running at 110 or 240 volts.

And what the national average is one and a half to two kilowatts an hour is the average for a home in America, which when you multiply that out times the voltage is about six amps. So you have the utilities supplying a house two to 400 amps of power for an average load of six amps. So you effectively are about 3% efficient from the grid supplying power to you 24 hours a day compared to your average.

So the objective of what we do is we put in a power battery that can take all this volatility of air conditioners coming on, big computers doing large stuff, car chargers, large motors turning on, and you take out what we call the inrush. Because once you take out the inrush, you get to the average load. So if we're taking out all the inrushes, that same utility only now needs to supply six amps to the customer, not 200 or 400. So those little round transformers that you see in a neighborhood that supply about three homes can now supply 30 or 40 homes. So that's the efficiency that the grid is missing because we built a hundred-year infrastructure for light bulbs and small power requirements, not for robotics, not for car charging, not for big motors, not for large servers. So the demand side is what's creating the volatility on the grid side and solving the problem by building up grid infrastructure is the most expensive and the most inefficient way to solve the grid issues up today.

David Choe:

Understood, that was very insightful commentary. Thank you. I guess have you seen any kind of positive changes in terms of investments in the grid and reforms to interconnection use that can alleviate some of those issues or would you say that that's probably too expensive and too long-term for the immediacy of customer demand right now?

James Richmond:

Well, that's kind of the crux of the issue that we have of the day, right? So the grid assets, we'll call it 60% of the generation assets on the grid are past end of life. Co-nuclear and hydro are at end of life and supply about 60% of the power to the grid. So because they're at end of life, we didn't react to any of the needs, the future needs of the grid for 20 years. So now we have this new problem of we need power in different locations and we need a lot of it in some locations and none of it where we had lots of power before. When you think about cities like Detroit and others, they have what we call the donut effect. So everybody moved to the suburbs, nobody's in the downtown, downtown has all this infrastructure, but if everybody moved out of downtown now you have to get the power to them.

So the grid today has a name plate capacity of about 1.2 million megawatts. Even yesterday, which was a large peak on the grid for this time of year, it was only about 615,000 megawatts, so we really only used half of the nameplate capacity on the grid. The problem is getting that power where it needs to go and the time the power is produced. Renewables only work at certain times during the day, so that's why you're seeing the big needs for energy storage. So if the sun only shines for five hours a day for peak PV consumption, we have negative rates now during those five hours in areas with high concentration of PV because we have a 24-hour workday or a living day I'll call it. And if we only get in the power in five hours, you have to then multiply the amount of PV and put it in storage so you can sell it 24 hours a day.

This is a cost adder that makes PV and win not as appetizing as people think. And even with the incentives, much of which are going away, it is actually still more expensive than the traditional sources of power, which is the big rub. Now you complicate that with location and need and we have kind of the perfect storm right now of I need power, I need it now and the utilities in the position of I can't get it to you for three to 10 years. And that's kind of the numbers in the industry. Dominion and all the big guys, they're literally telling customers, "I cannot get you power for three to 10 years." So industry then goes, "Okay, well my revenue that I need to capture is today, so how do I do that?" So they will turn to people and are turning to people like us to provide the power behind the meter. I think in the long run that will integrate back in with the utilities and it'll alleviate a lot of the expenses that utility companies will have to spend and thus will lower everybody's costs.

David Choe:

That was great. Thank you. Real quick, Operator, I know I've been hogging the questions a little bit. So do we have any raised hands on the line?

Operator:

This is a reminder for those on the line. If you would like to ask a question, please hover over the bottom of your Zoom screen and click on the raised hand icon. When prompted to unmute, please unmute and ask your question. I'll just give it a brief pause just to allow any questions to form with you. Currently, there are no questions, so I'll hand back to you for now.

David Choe:

Okay, more from me then. Okay. I guess you spoke about the need for near-term deployable solutions. So I was wondering what's the lead time from when you sign these contracts to commercial deployment and operation for your units?

James Richmond:

Typically, from a signed contract, so long as there's generation assets that we can get our hands on, you're about 12 to 18 months. And when you think about the utility marketplace, the interconnection studies are typically two to three years. Because we don't need the interconnection study, even if we use the exact same supply chain, you're still taking a couple of years off the timetable, to install our system over the existing traditional systems in the marketplace. Just supplying the feature of eliminating the interconnection agreement, saves you 24 months.

David Choe:

Understood. And you spoke about the assets being modular in nature. Kind of wondering, are subsequent additions to an existing unit, are they quicker or are they around the same amount of speed?

James Richmond:

We like to call it a pre-engineered solution. Meaning, you don't have to customize every asset that you're putting at the customer like you would in a normal electrical installation. We take a pre-engineered node, we'll call it, right? You need one megawatt, you need five megawatt, you need 10 megawatt, or somewhere close to any of those numbers, and we install a pre-engineered system. Which speeds up permitting, eliminates a lot of custom engineering, a lot of custom installation. And if you need to increase power in the future or decrease power in the future, you can take pieces away or you can add pieces. From that standpoint, the pre-engineered solution allows the customer some additional flexibility.

In the past, when you buy an equipment, they would go add up all the fuses in a fuse box and say, "You've got to have this much power. Or you've got to create a separate panel for the fire safety system. Or there's a million options of, I got these kinds of motors, I need them on a different feed, because it affects my harmonics of my building with my robotics." And so, all that separation and all those conditions go away with us. We're an isolated system. Like I said, we act like the utility behind the meter.

Because we have an isolated system, all of those conditions that people are used to today really go away. It's not that we don't use the legacy systems in the marketplace, right? The switch gears, the transformers, the engines, whether it's Cat, Cummins or GE, it doesn't matter to us. We integrate those in and just make it much faster, much more reliable, and a much more seamless integration.

David Choe:

Understood. And then I guess, are there any site-specific requirements for your assets? I know new nuclear builds are focusing on SMRs and those have their own site-specific issues. This seems more like a plug-and-play solution. Kind of wondering, just anything around that?

James Richmond:

Yeah. Our piece, the ready piece is plug-and-play. And for us, the only site-specific condition is space, because we're then agnostic to what creates the electron, right? If you have an SMR, you can run the SMR through our system. If you have wind, solar, bloom boxes, helium, which is a Stirling engine, if you have a Cat engine, if you have a Bernoulli turbine, if you have geothermal, all of those systems need control of the electrons to meet the demand of the customer. Rather than using the utility to figure that out, all of that is done through our system on the customer's property. And that's the key to this system and the flexibility that we add and give the customer choice. Because really, if you say you want an SMR and you can put in an SMR.

SMRs cannot take power up and down fast. If you have a bunch of big motors or bunch of server banks, which is what's happening in the AI computer space, they want the 100 megawatt SMR, but that SMR cannot go up and down 50 megawatts in milliseconds. Remember, we're functioning in milliseconds in power. We're zero to 100% discharged in four milliseconds. An SMR is going to take you hours to change load conditions. The same is true of most other assets in the marketplace. They cannot meet the speed requirements, which is why people are so critical that they want to have a grid connection because the grid connection gives them, what we call an infinite bus, which allows them to change their load conditions very fast, without any issues. And that's what we've replicated with this system and that is the magic of what we do.

David Choe:

Understood. I think that helps really tie the imagery in my head together. So thank you for the color there. I know you touched a little bit on this previously, just wanted to go back. I think a big topic that's top of mind for our sector is tax policy right now. I was just wondering, have there been any impacts to your business related to any tax credits or anything on the fiscal policy side?

James Richmond:

Well, the new Senate bill is my understanding, which is a little bit dynamic in moving for the last couple of weeks, energy storage systems, which is what we are considered, are still in the IRA ITC tax plan. I think through '26, we are okay with the 30 to 50%. We can qualify for up to 40 in the right zones. From that standpoint, we are not impacted. I think the PV is going to be severely impacted, wind is going to be somewhat impacted. I think those are the projects that are going to be very difficult from a government incentive standpoint, to keep moving forward.

I think effectively residential solar may be dead with this bill when it's coming out, and we've already been seeing that across the country anyway. The net metering of PV on rooftops, has created negative pricing in the marketplace. And that's not just in the U.S., that's all over the world, Germany and UK and others. Because, all the power comes at once, all the power hits the network, and most people don't realize pricing is auctioned in real-time, for electrons on the grid in most areas. You're actually seeing these negative pricing and the negative pricing makes it very difficult for the payback, obviously, from the utility and the customers, when you're putting that PV. Because, it's actually feeding the grid, it's not feeding the home it's attached to or business.

David Choe:

Understood. And I guess we saw in the initial house draft, the residential solar, they forgot about the leasing and then they went back to really nab that as well.

James Richmond:

I think residential solar is in the deepest trouble.

David Choe:

Excellent. A few more questions from me here. I wanted to know in terms of your contract and backlog, what you need to procure or what you need to build, in order to increase your customer conversion to those assigned contracts.

James Richmond:

For us, because we're talking about grid assets and when you start talking about millions of dollars per megawatt, and you've seen all the data center projects and what's going on in the marketplace. It's not hard to recognize real quick, that you start doing 100, 200 megawatt data centers, you get into the billion dollars of CapEx. We today have about 4 billion in signed energy service agreements, with getting close to a billion dollars of CapEx need over the next 24, 36 months. And as we expect to sign probably four or five billion more in contracts over the next 12 to 18 months, we will see that back long row and the need for CapEx grow.

Today, if you're at a data center and you have a hyperscaler offtaker, it's basically a 10% equity, 90% LP finance. It's not that it's not financeable these projects, but you got to have the right offtaker. If not, the equity goes up as much as 25%, if you're an industrial guy. Because now you're talking maybe B3 kind of credits or less, if they have a credit rating like that. It becomes very difficult to really finance those smaller customers and the dollars associated with a smaller customer. I have not seen a project in the last three years cheaper at about $5 million for us. These are not small projects and typically the papering of the finance is 90 to 180 days.

David Choe:

Understood. How are you going about fundraising efforts then? Or do you need to raise additional capital or how do you think about your funding strategy?

James Richmond:

Yeah. We are raising additional capital. We have a convertible note in the marketplace that we have today. We have signed a BCA, a Business Combination Agreement for a SPAC with NETD and Nabors. We've been working on that now for several months, trying to get that culminated here. We know the capital markets are for these size projects, probably better handled in the public marketplace. But we have been in the private marketplace for about four years. We've raised a couple $100 million in bonds and Class B equity, so we have done that mostly through RIAs and large family offices. We've been pretty successful with our product and in the private markets.

David Choe:

And then, on the nature of that de-SPAC transaction, does it open up additional avenues for growth as you increase or I guess engage more often with Nabors as a partner?

James Richmond:

It does. So we have not been in the oil and gas space. The oil and gas space is a multi-billion dollar space as well. Nabors obviously is a large long-term player in that space so they have a customer base there that we do not have exposure to. Oil and gas also is trying to electrify as much as possible. What we know is with our product on a normal oil drilling platform, we can essentially take half of the diesel engines off of a platform and probably reduce their diesel fuel burn expense by about 70% with our product. That's a pretty significant savings in CO2 and asset procurement over the long term. Our system, from a life span, is 6,000 cycles. And on a drilling rig, when you're drilling a well, we use one cycle over 45 days because of our state of charge strategies using AI algorithms. So when you think about that, the container will rust out before our battery assets die. So from that standpoint, the amount of engines that they will eliminate and maintenance over the life of our system on a rig is a substantial savings.

David Choe:

Understood. And then I guess moving forward in what you're looking at in terms of growth markets and incremental demand, are you seeing most of the demand coming from data centers that have the highest uptime requirements? Or where do you see the most kind of customer growth coming from?

James Richmond:

Yeah, for sure, data centers have the biggest hill in front of them, I guess I'll say. One, they can't find enough power at the sites they're going to. The AI chips have taken control of power out of the facility's hands, meaning the more GPUs you put together, they start creating a life of electrical control of their own because of the way they parallel together, solve problems, and finish. So that's creating power consumption and harmonics that have never been seen at data centers before, which is a problem that we've resolved. We also, because we are both AC and DC, we already run at 800 volts on the DC bus, so the strategies of NVIDIA, AMD and others are going to a DC bus straight to the servers. We already have that issue solved. So from a data center side, we are definitely seeing a lot of interest in demand, but the industrial side has just as much demand here recently.

When you talk about bringing manufacturing back to the US, you talk about robotics. Those components have a lot of motors and a lot of consistency of power requirement needs as well. Today's manufacturing and robotics equipment is not old presses and things that we had in the old era of factories, right? Factories today run very computerized and robotics. When you think about an Amazon warehouse, not only do they have now the issue of charging their delivery vehicles, they're trying to replace 75% of their workforce with robots.

Well, the robot isn't going to run 24 hours a day without recharging. So that means they have to have a cycle of extra robots that's replacing 75% of their workforce that can be charged in addition to the electric vehicles they want to charge. That's creating an entirely different infrastructure requirement for warehouses of the future and the ability to streamline the processes without humans within those warehouses. That is a significant issue from a power standpoint and performance of power to meet the requirements of the equipment and in the future manufacturing and logistics hubs in the US and globally.

David Choe:

Yeah, absolutely. Kind of wondering then, as you have that kind of visibility into companies that are having or moving towards more automation and electrification, do you see any industries that are kind of moving towards that automated disruption, whether it's some of the other customer basis that you service, like maybe healthcare providers and things like that?

James Richmond:

Well, the healthcare, from our standpoint, we really are more into their mission-critical backup power just to make sure they stay online all the time. The innovation of AI within healthcare is really more on the patient care side right now. From what I've seen in the marketplace, it's really about how do you use AI to display the time that is taken by nurse practitioners and doctors to get to the root cause analysis of what's making a patient sick. Medication distribution and those kind of things. So from our standpoint, that then rolls back to the data centers, right? And the key to the data center is keeping that power point correctly and keeping it up all the time. So from a healthcare space, we've probably seen more impact on the data center side than we do in the facility.

David Choe:

Understood. Seems like with all energy right now, all roads kind of lead back to the data centers.

James Richmond:

Data centers are definitely a driver, but I wouldn't underscore manufacturing, right? And I've had this conversation before. When you think about bringing a manufacturer back, it's not just the manufacturing facility, but the rules of numbers are typically three to four jobs are created for every manufacturing job, which is why cities love them and counties bid for those projects. So it creates a different kind of strain and a actually more capital intensive electrical problem of not only do I have to put power to this facility, but the outlying area also needs more power to supply everything this manufacturing site needs. So when you're doing that, you're actually creating a robust grid requirement of supplying not only the, let's call it 10, 20 megawatts for the manufacturing facility, but an additional probably 20 or 30 megawatts for all the people that have to work to feed the factory. That's really the backlog and doing that in a multiple location as opposed to a single location at a data center is actually more complex with less revenue.

David Choe:

Yeah. Absolutely. And I guess as you see more of these... Since manufacturing facilities are generally not located in major urban areas, you'll probably see that distributed, the need for distributed energy resources kind of expands even further, especially on the co-location front. Well, this has been fantastic, James. Thank you so much. It's been super insightful. I do want to leave you with the final word in a bit. Really quickly, Operator, do we have any final check for raised hands on the line, please?

Operator:

Sure. So I'll just remind people if they do wish to ask any final questions, you can use the raised hand function, which is at the bottom of the Zoom screen.

David Choe:

While that's queuing, really quickly, just want to make a short announcement. We do have the rest of the energy transition call series coming up throughout the rest of the week. All of the calls will still be at 11:00 AM Eastern Time. Tomorrow we are speaking with SparkMeter and on Thursday we're speaking with World Nuclear Association so please be sure to join those calls. Operator, do we have any raised hands?

Operator:

Thank you. No, it seems that everyone on the line has no further questions. Thank you.

David Choe:

Okay, well, it seems like I might've stolen everybody's questions anyways. But thank you so much, James. Really appreciate all of the insight. It's been fantastic. But with that, I'd like to leave you with the final word.

James Richmond:

Great. Well, I appreciate, David, you and UBS for having us today. I would encourage everyone to go check our website, e2companies.com, and you can get a glimpse of what the product looks like live and functioning. And certainly you can contact us through that or you can contact me directly and appreciate hearing from anybody with any questions.

David Choe:

Thanks you so much, James, and thank you everybody. Be well. Bye.

James Richmond:

Thank you.

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Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), NETD and e2 will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on April 2, 2025. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K/A for the year ended December 31, 2024, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions, the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K/A filed with the SEC on April 2, 2025 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.